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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parchman, Vaughan & Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 Park Avenue, Suite 120

(No. and Street)

Baltimore	Maryland	21201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lara Vaughan — 443-831-7441

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company

(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	Pennsylvania	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lara Vaughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parchman, Vaughan & Company, L.L.C., as of December, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

SC Notary Public e/p 3-22-21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARCHMAN, VAUGHAN & COMPANY, L.L.C.

Baltimore, Maryland

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO SEC Rule 17a-5

December 31, 2020

Table of Contents

December 31, 2020

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Parchman Vaughan & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Parchman Vaughan & Company, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in members' equity and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I: Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirement Under SEC Rule 15c3-3 and Schedule III: Information Relating to Possession or Control Requirement under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville + Company

We have served as the Company's auditor since 2017
Abington, Pennsylvania
February 24, 2021

FINANCIAL STATEMENTS

Parchman, Vaughan & Company, L.L.C.

Statement of Financial Condition

December 31, 2020

ASSETS

Cash	$	169,210
PROPERTY, EQUIPMENT & LEASEHOLD IMPROVEMENTS		
PPE total, at cost		30,185
Less accumulated depreciation and amortization		16,856
Total property, equipment & leasehold improvements		13,329
OTHER ASSETS		
Right of use assets		109,537
Deposits		3,116
Total other assets		112,653
TOTAL ASSETS	$	295,192

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		1,182
Right of use liability		109,537
Total liabilities		110,719
MEMBERS' CAPITAL		184,472
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	295,192

The accompanying notes are an integral part of these financial statements.

Parchman, Vaughan & Company, L.L.C.

Statement of Income

For the Year Ended December 31, 2020

REVENUES	
Fee revenue	$ 1,911,250
EXPENSES	
General and Administrative	140,156
Salary and Benefits	1,467,819
Occupancy	43,212
Total expenses	1,651,187
NET ORDINARY INCOME	260,063
OTHER INCOME	
Gain on extinguishment of debt	107,500
Total other income	107,500
NET INCOME	$ 367,563

The accompanying notes are an integral part of these financial statements.

Parchman, Vaughan & Company, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

MEMBERS' EQUITY AT JANUARY 1, 2020	$	176,909
Contributions		-
Distributions		(360,000)
Net Income		367,563
MEMBERS' EQUITY AT DECEMBER 31, 2020	$	184,472

The accompanying notes are an integral part of these financial statements.

Parchman, Vaughan & Company, L.L.C.

Statement of Cash Flows

For the Year Ended December 31, 2020

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Net Income	$	367,563
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on extinguishment of debt		(107,500)
Depreciation and amortization		5,646
Accounts receivable		12,520
Accounts payable and accrued expenses		(11,188)
Net cash provided by operating activities		267,041
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from note payable (PPP Loan)		107,500
Distributions		(360,000)
Net cash used in financing activities		(252,500)
NET CASH INCREASE		14,541
CASH, BEGINNING OF YEAR		154,669
CASH, END OF YEAR	$	169,210

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-
Non-cash financing activity:		
Forgiveness of loan	$	107,500

The accompanying notes and an integral part of these financial statements.

Parchman, Vaughan & Company, L.L.C
Notes to Financial Statements
December 31, 2020

---

1. ORGANIZATION

Parchman, Vaughan & Company, L.L.C. (the Company), is a Maryland limited liability company that is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). In accordance with its operating agreement, unless sooner terminated, the Company shall continue to be in existence until December 31, 2025.

The Company is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services to corporations. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

Cash – For purposes of the Statement of Cash Flows, cash is comprised of deposits in a financial institution.

Accounts Receivable – Accounts receivable result from charges for services to customers. On a periodic basis, the Company assesses the collectability of its outstanding accounts receivable balances and establishes an allowance for doubtful accounts. There was no allowance for doubtful accounts at December 31, 2020.

Fee Revenue – Fee revenue includes fees earned from providing private placement, merger and acquisition, and other financial advisory services under ASC 606, Revenue and Contracts with Customers. Substantially all fee revenue is recorded when the services are provided and the income is reasonably determinable.

Fixed Assets and Depreciation – Office furniture and equipment are recorded at cost less accumulated depreciation. The Company defines fixed assets as office furniture and equipment which individually cost more than $2,500 and have an estimated useful life of three years. Depreciation is computed using the straight-line method over estimated useful life of three years. At December 31, 2020, there were fixed assets and leasehold improvements of $30,185 and accumulated depreciation and amortization of $16,857. Depreciation and amortization expense for the year ended December 31, 2020 was $5,646.

Income Taxes – Income or loss is includable in the income tax returns of the Company's individual members; therefore, no income tax provision has been provided in the accompanying financial statements. The Company is a pass-through entity for income tax purposes, whereby any income tax liabilities or benefits are attributable to the Company's members. The L.L.C. members separately pay tax on their pro-rata share of the Company's income, deductions, losses, and credits.

Use of Estimates – The Company's financial statements are presented in accordance GAAP, which require the use of certain estimates made by the Company's management. Actual results could vary from the estimates used.

3. CONCENTRATION OF CREDIT RISK

The Company's maintains its cash in bank deposit accounts with high credit-quality institutions. At times, such balances may be in excess of federally insured limits. The Company believes it is not exposed to any significant credit risk related to cash or trade accounts receivables. The Company reviews and continually reassesses the credit worthiness of all customers.

4. COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease agreement that expires on October 31, 2022. Rental expense of $43,212 was charged to operations for the year ended December 31, 2020. The Company has a security deposit of $3,116 for the office space and capitalized leasehold improvements of $25,561, as of December 31, 2020.

The Company leases vehicles for two of its members under operating leases that expire in September 2022 and September 2023. Rental expense of $19,977 was charged to operations for the year ended December 31, 2020.

Future minimum lease payments under the lease liabilities together with the present value are as follows:

FYE December 31,	Office	Vehicles	Total
2021	$39,888	$19,977	$59,865
2022	33,240	17,577	50,817
2023		7,783	7,783
Total payments under operating lease liabilities			$118,465
Less discount to present value			(8,928)
Total operating lease payments			$109,537

5. INCOME TAXES

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of, and during the year ended December 31, 2020, the Company did not have a liability related to uncertain tax positions. The federal and state income tax returns of the Company for 2017, 2018, and 2019 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $168,027, which was $163,027 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .007 to 1.

7. CONCENTRATION OF REVENUE

Substantially all of the Company's fee revenue for the year ended December 31, 2020 was from 10 customers, with four that accounted for at least 10% of total fee revenue separately.

8. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through February 23, 2021, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2020, but not prior to February 23, 2021, that provided additional evidence about conditions that existed at December 31, 2020 have been recognized in the financial statements for the year ended December 31, 2020.

9. INDEMNIFICATION

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company expects the risk of any future obligation under these indemnifications to be remote. There were no indemnifications provided in the fiscal year ended December 31, 2020.

10. PAYROLL PROTECTION PROGRAM ("PPP)" LOAN

On May 4, 2020, the Company received a PPP loan totaling $107,500. The loan was forgiven and paid off in full on December 31, 2020.

11. EXEMPTION FROM RULE 15C3-3

In accordance with its membership agreement with FINRA, PVC operates as a non-covered entity under Footnote 74 of 17 C.F.R. paragraph 240.15c3-3. During the year ended December 31, 2020, PC did not directly or indirectly hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts. PVC, to its best knowledge, has met the standards of 17a-5(d)(4) throughout the fiscal year without exception.

12. COVID-19

COVID-19 has resulted in travel restrictions, closed borders, enhanced health screenings, disruption and delays in healthcare service, quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19 on the Company cannot be determined with certainty.

SUPPLEMENTAL INFORMATION

Parchman, Vaughan & Company, L.L.C.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1of the Securities and Exchange Commission
December 31, 2020 **Schedule I**

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	184,472
Deduct ownership equity not allowable for net capital:		-
Total ownership equity qualified for net capital		184,472
Liabilities subordinated to claims of general creditors allowable in the computation of net capital		-
Total capital and and allowable subordinated liabilities		184,472
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		-
Property, equipment, lease improvement, net		13,329
Other assets-deposits		3,116
Total non-allowable assets		16,445
Net Capital before haircuts on securities positions		168,027
Haircuts on securities:		
Contractual securities commitments		-
Trading and investment securities		-
Net Capital	$	168,027

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from statement of financial condition		
Account payable and accrued expenses	$	1,182
Total aggregate indebtedness	$	1,182
Percentage of aggregate indebtedness to Net Capital	$	0.01
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Parchman, Vaughan & Company, L.L.C.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $1,182)	$	79
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	163,027
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	162,027

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation of net capital required and aggregate indebtedness pursuant to Rule 15c3-1 contained in the supplemental information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II FOCUS Report filing as of December 31, 2020.

Parchman, Vaughan & Company, L.L.C

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020 **Schedule II**

Not applicable to the Company.

Parchman, Vaughan & Company, L.L.C
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020 **Schedule III**

Not applicable to the Company.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Parchman, Vaughan & Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which Parchman, Vaughan & Company, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Conducting 15a-6 business activities (strictly pertaining to mergers and acquisitions (M&A) advisory services and private placements of securities and financial advisory services.
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities were limited to private placement of securities and financial advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville + Company

Abington, Pennsylvania
February 24, 2021

PARCHMAN, VAUGHAN & COMPANY

Private Investment Bankers

Exemption Report-FYE 2020
SEC Rule 17a-5(d)(4)

February 24, 2021

Parchman, Vaughan & Company, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim exemption under paragraph (k) of 17 C.F.R. 240.17a-5, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, does not carry accounts of or for customers, and does not carry PAB accounts.

Parchman, Vaughan & Company, L.L.C.

I, Lara N. Vaughan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Lara N. Vaughan
Chief Executive Officer

1040 Park Avenue, Suite 120, Baltimore, MD 21201 Tel: 410.244.8973 Fax: 423.436.7895 www.parchmanvaughan.com